December 13, 2007

Jeffrey R. Speed
Executive Vice President and Chief Financial Officer
Six Flags, Inc.
1540 Broadway, 15th Floor
New York, NY 10036

        RE: **Six Flags, Inc.**
                 Form 10-K: For the fiscal year ended December 31, 2006
                 Form 10-Q: For the quarterly period ended June 30, 2007
                 Commission file number: 1-13703

Dear Mr. Speed:

        We have reviewed your correspondence dated November 27, 2007 and have the following comments.   In these comments, we ask you to restate the financial statements presented in the above referenced filings and file corresponding amendments. We also request additional information in comment number two. If you disagree with the basis for our conclusions, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Please consider the need to consult your independent public accountants and their national office or other technical resource in preparing your response, and include in the response the names of any such personnel.

        Feel free to call us at the telephone number listed at the end of this letter. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter, and any amendments, if there is no disagreement, within 20 business days.

<u>Prior Comment 4</u>

1. We have read your response to prior comment number four; however, we believe your methodology for allocating goodwill to the Sale Parks was inappropriate. Paragraph 39 of SFAS 142, in both its wording and example, indicates that the foundation of any allocation methodology is the fair value of a reporting unit. In relevant part, paragraph 39 states the following (underlined for emphasis):

> The amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of <u>and the portion of the reporting unit that will be retained</u>. For example, if a

business is being sold for $100 <u>and the fair value of the reporting unit</u> <u>excluding the business being sold</u> is $300, 25 percent of the goodwill residing in the reporting unit would be included in the carrying amount of the business to be sold.

Your allocation methodology neglects to utilize the fair value of your sole reporting unit. The amount of goodwill that would be included in the carrying amount of the Sale Parks would be significantly greater than the 11.5% you have allocated, if you used a methodology that utilized the fair value of your sole reporting unit. We have included eight alternative calculations (and accompanying narrative) which we believe are consistent with paragraph 39 (although methods 3(b) and 4(b) appear to be aligned with your facts and circumstances). Consequently, please restate your financial statements to reflect the impact of an appropriate allocation methodology.

	01/12/2007	12/31/2006	12/31/2006	01/12/2007
		(in thousands $)		
	1(a)	2(a)	3(a)	4(a)
Sole Reporting Unit Fair Value	732,664	625,301	915,563	1,080,664
11.6 valuation multiple *$30,000	348,000	348,000	348,000	348,000
% of Goodwill residing in reporting Unit that would be included in the carrying amount of the business to be sold.	47%	56%	38%	32%
Fair Value of Reporting Unit, Excluding Business to be Sold.	384,664	277,301	567,563	732,664
	1(b)	2(b)	3(b)	4(b)
Sole Reporting Unit Fair Value	732,664	625,301	879,563	1,044,664
Actual Sales Price	312,000	312,000	312,000	312,000
% of Goodwill residing in reporting Unit that would be included in the carrying amount of the business to be sold.	43%	50%	35%	30%
Fair Value of Reporting Unit, Excluding Business to be Sold.	420,664	313,301	567,563	732,664

Under 1(a) and 1(b), the fair value of the reporting unit is $732,664, per your analysis, and the fair value of the retained business is this amount less the fair value of the business to be disposed of (either $348,000 or $312,000).

Under 2(a) and 2(b), the fair value of the reporting unit is $625,301, per your analysis, and the fair value of the retained business is this amount less the fair value of the business to be disposed of (either $348,000 or $312,000).

Under 3(a) and 3(b), the $567,563 fair value of the reporting unit excludes the fair value of the business to be disposed of, per your analysis. Consequently, the denominator in the allocation is the sum of $567,563 and the fair value of the business to be disposed of (either $348,000 or $312,000).

Under 4(a) and 4(b), consistent with an efficient market hypothesis, it is assumed that the $732,664 fair value of the reporting unit excludes the fair value of the business to be disposed of. That is, it assumes the receipt of the proceeds from the business to be disposed of and that these proceeds were used to pay down debt. Consequently, the denominator in the allocation is the sum of $732,664 and the fair value of the business to be disposed of (either $348,000 or $312,000).

Prior Comment 7

2. We note your position that SFAS 150 does not apply to the limited partnership units because their redemption is not certain to occur. It is unclear, however, why you believe the feature to put the limited partnership units to your subsidiaries is not within the scope of paragraph 11 of SFAS 150. If the basis for your conclusion is because the feature is not freestanding of the limited partnership units, the limited partnership units are an "outstanding share," or some other reason, please provide us clarification and a supporting analysis. Please note that an "obligation" can be either conditional or unconditional, as defined in Appendix D, and "issuer's equity shares" include the equity shares of any entity whose financial statements are included in your consolidated financial statements, pursuant to paragraph 5 of SFAS 150.

You have not referred to in your response SFAS 133; however, it appears that the redemption feature would not require bifurcation under SFAS 133 because the financial instrument cannot be net settled, as required by paragraph 6(c) of SFAS 133.

Please note that we have previously held that redeemable minority interests outside the scope of both SFAS 150 and SFAS 133 are within the scope of ASR 268 and its related interpretations, including EITF Topic D-98. Since it appears (based on your response and current accounting) that your limited partnership units are not within the scope of SFAS 150 and SFAS 133, we believe under ASR 268 and its related interpretations, including EITF Topic D-98, that you are required in your financial statements to (i) label the minority interest as redeemable, (ii) record the aggregate amount of limited liability partnership units that were redeemable at the option of the holder (approximately $246,600,000 at 12/31/2006) in the "mezzanine" section of your balance sheet, and (iii) record the aggregate accretion, under the interest method, for the remaining limited liability partnership units that would become puttable to your subsidiaries with the passage of time.

We have read your response to prior comment seven; however, we are uncertain of the basis for the conclusions you have drawn. You state that the partnership units are minority interest and are not part of the stockholders' equity or preferred equity of the consolidated equity. We do not see the distinction you are drawing. Preferred securities and other equity instruments (e.g., limited partnership units) issued by a consolidated subsidiary to investors that are not part of the consolidated entity are carried on the consolidated balance sheet as minority interest. We believe ASR 268 and its related interpretations, including EITF Topic D-98, are applicable to consolidated subsidiaries. Accordingly, please restate your financial statements to reflect the application of the referenced accounting literature.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact me at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief